RECENT DEVELOPMENTS

The information included in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit D to Uruguay’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2004. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Gross Domestic Product and Structure of the Economy

Demonstrations by environmental activists in Argentina opposing the construction of two woodpulp mills in the city of Fray Bentos, Uruguay, caused traffic over two bridges linking Argentina and Uruguay to be interrupted repeatedly during the first two months of 2006. These interruptions affected the flow of tourism from Argentina during the first quarter of 2006. The Uruguayan government has asked the Argentine authorities to prevent the continuation of border traffic interruptions. On March 11, 2006, the Presidents of Uruguay and Argentina initiated a dialogue intended to restore normalcy in the areas affected by the demonstrations. We can give no assurance that the protests and the interruption of border traffic will be discontinued, or that they will not have an adverse impact on the Uruguayan economy.

Role of the State in the Economy; Privatizations

During the last six years, non-financial state-owned enterprises have in the aggregate recorded operating profits. Overall, the surpluses of non-financial public-sector enterprises have generated in the aggregate a surplus as a percentage of GDP ranging from 0.4% in 1999 to 1.5% in 2004, compared to a deficit of 0.3% in 1994. In 2004, the surplus of the non-financial public-sector enterprises declined slightly from the 1.7% of GDP reached in 2003, mainly due to the impact of the increase in the price of crude oil on ANCAP’s operations. Preliminary figures indicate that the contribution of the non-financial public enterprises to the overall public sector surplus will decrease by approximately 0.3% of GDP in 2005 compared to 2004. At this time the government has no plans to privatize any public sector enterprises.

The following table sets forth selected financial data for the principal state-owned enterprises as of the dates and for the periods indicated.

Principal Public Sector Enterprises (in millions of US$)
				Percentage of
	Total Assets	Total Liabilities	Net Profits	State Ownership
2004	26.43	26.43	26.43

ANCAP(1)	728.9	272.6	49.1	100%
ANP(1)	361.0	33.9	0.7	100%
AFE	n/d	n/d	n/d	100%
ANTEL(1)	949.9	214.1	71.9	100%
OSE(1)	762.3	179.8	10.0	100%
UTE(1)	2607.9	475.3	68.9	100%

(1) Data as of and for the year ended December 31, 2004. Converted into U.S. Dollars at the rate of Ps. 26.43 per US$1.00, the market rate on December 30, 2004.
Source: Financial statements of each public enterprise.

Employment and Labor

The continued recovery of economic activity in Uruguay during 2005 led to a decrease in the nationwide unemployment rate, which fell from an average of 13.1% in 2004 to an average of 12.2% during 2005.

The increase in real wages that started during the third quarter of 2004 continued in 2005. During 2005, real wages increased by 4.6% compared with 2004. The real wage increase in the public sector during 2005 was 5.7%, whereas the increase for the private sector was 4.0%.

Balance of Payments and Foreign Trade

Foreign Trade

According to preliminary data, Uruguayan merchandise exports continued to increase during 2005. Preliminary figures indicate a 16.2% increase in exports (to US$ 3.4 billion) in 2005 compared with 2004, as measured in U.S. dollars, while imports increased by 24.6% (to US$ 3.7 billion) in 2005 compared with 2004. The increase in imports is attributable in part to higher international prices for oil, of which Uruguay is an importer.

Monetary System

Banco Central

Liquidity and Credit Aggregates

The following table sets forth the composition of Uruguay’s monetary base (in terms of Banco Central’s monetary liabilities) and international reserves assets as of the dates indicated.

Monetary Base and Banco Central’s International Reserve Assets(1)

(in millions of US$)

	As of December 31,					As of February 28,
	2001	2002	2003	2004	2005	2006(2)
Currency, including cash in vaults at banks	639.8	367.7	417.9	537.8	717.2	702.4
Others	43.5	70.5	70.4	62.9	303.1	262.4
Monetary Base	683.3	438.2	488.3	600.7	1,020.3	964.8
Banco Central international reserve assets	3,100.0	772.0(3)	2,086.7(3)(4)	2,511.8(5)	3,078.4(6)	3,049.9(7)
Amount represented in gold	2.3	2.9	3.5	3.6	4.4	4.7

______________________

(1)	All figures are at market value as of the date indicated.
(2)	Preliminary data.
(3)	This amount does not include US$ 507.5 million held by the Fondo de Estabilidad del Sistema Bancario at December 31, 2002 and US$ 224.1 million at December 31, 2003.
(4)	This amount includes US$ 1,044.4 million of reserves and voluntary deposits of the Uruguayan banking system, including US$ 495.2 million of Banco de la República, with Banco Central.
(5)	This amount includes US$ 1,625.5 million of reserves and voluntary deposits of the Uruguayan banking system, including US$ 724.6 million of Banco de la República, with Banco Central.
(6)	This amount includes US$1,649.6 million of reserves and voluntary deposits of the Uruguayan banking system, including US$752.7 million of Banco de la República, with Banco Central.
(7)	This amount includes US$1,600.9 million of reserves and voluntary deposits of the Uruguayan banking system, including US$730.6 million of Banco de la República, with Banco Central.

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Inflation

For the twelve months ended February 28, 2006, consumer prices showed an increase of 6.7% while wholesale prices showed an increase of 5.2%.

The following table shows changes in the CPI and the WPI for the periods indicated.

	Percent Change from Previous Year at Period End
	Consumer Prices	Wholesale Prices

2002	25.9	64.6
2003	10.2	20.5
2004	7.6	5.1
2005	4.9	(2.2)
For the 12 months ended February 28, 2006	6.7	5.2

___________

Source: Instituto Nacional de Estadística (INE).

Foreign Exchange and International Reserves

Foreign Exchange. The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1) (pesos per US$)
	High	Low	Average	Period End

2002	32.325	14.025	21.309	27.170
2003	29.540	26.150	28.160	29.290
2004	29.810	26.010	28.645	26.380
2005	26.250	23.150	24.406	24.100
For the 12 months ended February 28, 2006	25.750	23.150	24.247	24.200

___________

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

The Financial Sector

The Banking System in 2005

During 2005, the non-financial private sector’s deposits with the banking system and solvency ratios increased and the share of non-performing loans (NPLs) on total loans, decreased. Deposits (including deposits in off-shore banks) increased by US$222.0 million in 2005, to a total of US$9,377.0 million as of December 31, 2005. Despite the increase in deposits, credit extended to the non-financial sector remained relatively stable during 2005. Solvency ratios of the banking system on average remained above the 10.0% total capital to risk-weighted asset ratio required by Banco Central and 6.4% above the year-end level for 2004. At December 31, 2005, the regulatory capital of private banks (including Nuevo Banco Comercial S.A.) was 2.2 times above the minimum regulatory requirement, while capital of the Banco de la República Oriental del Uruguay (“BROU”) was at 2.1 times the minimum requirement. Finally, the share of NPLs on total loans (based on client payment behavior) of private banks (including Nuevo Banco Comercial S.A.) decreased from 7.6% at year-end 2004 to 3.6% in December 2005, while it remained quite stable between 7.0% and 8.0% in the same period for BROU.

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Selected Financial Sector Indicators

(in billions of pesos)

	As of December 31, 2005
	Earnings	Assets	Liabilities	Net Worth
Private Sector Financial Institutions (1)	0.6	131.0	119.7	11.3
State-owned Financial Institutions (2)	1.1	190.0	175.8	14.2
Total	1.7	321.0	295.5	25.5

___________

(1)	Includes banks, cooperatives and financial houses.
(2)	Includes BROU, Banco Hipotecario del Uruguay and Nuevo Banco Comercial S.A.

Source: Banco Central.

Suspension of Cofac’s activities

On February 1, 2006, Banco Central suspended the activities of the Cooperativa Nacional de Ahorro y Crédito, or Cofac, following a run on its deposits that resulted from a loss of confidence of its clients. Cofac also failed to meet the conditions imposed by Uruguayan bank regulators in March 2005, which included maintaining its net worth over the minimum capital requirements established by prudential regulation and reducing its operational deficit, when Cofac confronted a liquidity crises. Although Cofac is Uruguay’s largest credit cooperative, focused on retail banking and small businesses, its recent liquidity crisis has not spread to the rest of the banking system and the authorities consider Cofac’s difficulties an isolated case. On March 9, 2006, for the first time since it was established in 2005, the Superintendency for the Protection of Bank Savings began honoring insurance claims for deposits made with Cofac.

Public Sector Finances

Tax Reform

On November 7, 2005, the government announced the principal guidelines of a comprehensive tax reform. The initial proposal contemplated a partial substitution of consumption taxes with progressive personal income taxes. It also seeks to increase efficiency by substantially reducing the number of taxes. Following its announcement, the government began a consultation process soliciting comments from the public at large on its tax reform initiative. Based on the outcome of the process, revisions were made to the proposal to allow for a greater range of deductions for individual taxpayers to be affected by the introduction of personal income tax. To offset the anticipated loss of tax revenue resulting from these modifications, the government has limited the initially proposed reduction of Value Added Tax (IVA) rates. The government intends to submit the proposal to Congress during March 2006.

Public Sector Accounts

Preliminary figures indicate that for 2005 the consolidated Central Government’s expenditures totaled Ps. 95.4 billion, a decrease of 0.3% in real terms compared to 2004. Due to the recovery in economic activity, consolidated Central Government’s revenues totaled Ps. 88.7 billion in 2005, an increase of 3.3% in real terms compared to 2004.

During 2005, the consolidated public sector recorded a deficit of Ps. 3.2 billion, which represented 0.8% of GDP. The overall primary balance during this period showed a surplus of 3.8% of GDP, above the 3.5% of GDP target contemplated for 2005 in the economic program agreed with the IMF. Once again, as a result of the continued effect of high oil prices on the results of ANCAP (the state-owned oil refining company), the non-financial public sector enterprises saw their operational surplus and their contribution to the overall public sector surplus decrease by approximately 0.3% of GDP for 2005 compared to 2004. This performance was partially offset by the reduction in the Social Security deficit by approximately 0.4% of GDP, due to increased economic activity and an improvement in collections.

Public Sector Debt

As of September 30, 2005, Uruguay’s total gross public sector debt totaled US$13.7 billion, which represents 87.3% of GDP compared with 100.9% of GDP as of December 31, 2004. Net public sector debt totaled US$9.3 billion as of September 30, 2005, representing 59.4% of GDP compared with 69.2% of GDP as of December 31, 2004. On November 18, 2005 and January 27, 2006, Uruguay issued an aggregate principal amount of US$700 million of its 8.00% bonds due 2022.

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